UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

79 New Oxford Street, London, WC1A 1DG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Issued: 8 April 2026, London UK

Exdensur (depemokimab) approved in China for the treatment of chronic rhinosinusitis with nasal polyps (CRSwNP)

●     Exdensur is the first and only ultra-long-acting biologic in China for CRSwNP
●     Approval based on ANCHOR trials showing clinically meaningful and statistically significant improvements in nasal polyp size and nasal obstruction
●     Patients with CRSwNP continue to face debilitating daily symptoms, underscoring need for novel treatments

GSK plc (LSE/NYSE: GSK) today announced that China's National Medical Products Administration (NMPA) has approved Exdensur (depemokimab) as an add-on therapy with intranasal corticosteroids for the treatment of adult patients with CRSwNP for whom therapy with systemic corticosteroids and/or surgery do not provide adequate disease control. This follows the NMPA's recent approval for Exdensur as an add-on maintenance treatment of severe asthma characterised by an eosinophilic phenotype in adult and paediatric patients aged 12 years and older.1

The approval of Exdensur in CRSwNP is based on data from the ANCHOR-1 and ANCHOR-2 phase III trials, which showed an improvement (reduction) from baseline in nasal polyp score (scale: 0-8) at 52 weeks [treatment difference (95% confidence interval) p-value: ANCHOR-1 -0.7 (-1.1, -0.3) p<0.001 and ANCHOR-2 -0.6 (-1.0, -0.2) p=0.004] and in nasal obstruction verbal response scale (scale: 0-3) over weeks 49-52 [ANCHOR-1 -0.23 (-0.46, <0.00) p=0.047 and ANCHOR-2 -0.25 (-0.46, -0.03) p=0.025].4 Across these trials, depemokimab was well-tolerated, with patients experiencing a similar rate and severity of side effects as those receiving placebo plus standard of care.2

Kaivan Khavandi, SVP, R&D Head Respiratory, Immunology & Inflammation (RI&I), and Head of Translational & Development Sciences, GSK, said: "Given the continued unmet need amongst patients with CRSwNP, today's approval of Exdensur could redefine care by protecting from the debilitating symptoms of this disease in just two doses a year. This builds on Exdensur's recent approval in severe asthma, which means more patients in China could have access to this first and only ultra-long-acting biologic."

Almost half of all patients with CRSwNP remain uncontrolled and up to 85% have underlying type 2 inflammation, which is associated with more severe disease.3-5 An ultra-long-acting therapeutic option that provides sustained suppression of type 2 inflammation could support these patients who continue to face daily symptoms.

Exdensur has also been approved in the US and China for the treatment of severe asthma, as well as in Japan, the EU, and UK for the treatment of severe asthma and CRSwNP.1,6-9

About CRSwNP
CRSwNP is caused by inflammation of the nasal lining that can lead to soft tissue growths, known as nasal polyps.3,10 People with CRSwNP experience symptoms such as nasal obstruction, loss of smell, facial pain, sleep disturbance, infections and nasal discharge that can significantly affect their emotional and physical well-being.3,10 Similar to asthma, the majority of cases of CRSwNP are driven by chronic type 2 inflammation, which is strongly associated with comorbidities, more severe disease, recurring symptoms and tissue remodelling.3,5,10-13

About Exdensur (depemokimab)
Exdensur is the first ultra-long-acting biologic being evaluated for certain respiratory diseases with underlying type 2 inflammation. It combines high interleukin-5 (IL-5) binding affinity and high potency with an extended half-life to enable twice-yearly dosing. IL-5 is a key cytokine in type 2 inflammation.2

For product and important safety information please consult the country's relevant summary of product characteristics.

The EU product information is available at: https://www.ema.europa.eu/en/medicines/human/EPAR/exdensur

The US product information is available at: EXDENSUR-PI-PIL.PDF

About the ANCHOR phase III trials
Full results from the ANCHOR trials were presented at the 2025 American Academy of Allergy, Asthma and Immunology (AAAAI) and World Allergy Organization (WAO) Joint Congress and published in The Lancet.2,14

ANCHOR-1 included 143 patients in the depemokimab plus SOC arm and 128 in the placebo plus SOC arm; in ANCHOR-2, 129 patients were included in the depemokimab plus SOC arm and 128 in the placebo plus SOC arm. All 528 patients had inadequately controlled CRSwNP, including nasal polyps in both nasal cavities (an endoscopic bilateral NPS ≥5), and had either undergone previous surgery for CRSwNP, had received previous treatment with SCS or were intolerant to SCS. Patients received depemokimab or placebo at six-monthly intervals (26 weeks) in addition to SOC (maintenance intranasal corticosteroids).2

About the depemokimab development programme
Depemokimab is currently being evaluated in phase III trials for the treatment of other diseases with underlying type 2 inflammation, including OCEAN for eosinophilic granulomatosis with polyangiitis (EGPA) and DESTINY for hyper eosinophilic syndrome (HES).15,16 GSK has also initiated the ENDURA-1, ENDURA-2 and VIGILANT phase III trials assessing the efficacy and safety of depemokimab as an add-on therapy in patients with uncontrolled moderate to severe COPD with type 2 inflammation.17-19

About GSK in respiratory
GSK continues to build on decades of pioneering work to deliver more ambitious treatment goals, develop the next generation standard of care, and redefine the future of respiratory medicine for hundreds of millions of people with respiratory diseases. With an industry-leading respiratory portfolio and pipeline of vaccines, targeted biologics, and inhaled medicines, GSK is focused on improving outcomes and the lives of people living with all types of asthma and COPD along with less understood refractory chronic cough or rarer conditions like systemic sclerosis with interstitial lung disease. GSK is harnessing the latest science and technology with the aim of modifying the underlying disease dysfunction and preventing progression.

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at www.gsk.com.

GSK enquiries
Media:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Sarah Clements	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)
	Lyndsay Meyer	+1 202 302 4595	(Washington DC)

Investor Relations:	Constantin Fest	+44 (0) 7831 826525	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Steph Mountifield	+44 (0) 7796 707505	(London)
	Sam Piper	+44 (0) 7824 525779	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 3126	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in the "Risk Factors" section in GSK's Annual Report on Form 20-F for 2025.

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References

1.     "Exdensur (depemokimab) approved in China for the treatment of severe asthma." GSK, 30 Mar. 2026, https://www.gsk.com/en-gb/media/press-releases/exdensur-depemokimab-approved-in-china-for-the-treatment-of-severe-asthma/

2.     Gevaert, P, et al. "Efficacy and safety of twice per year depemokimab in chronic rhinosinusitis with nasal polyps (ANCHOR-1 and ANCHOR-2): Phase 3, randomised, double-blind, Parallel Trials." The Lancet, vol. 405, no. 10482, Mar. 2025, pp. 911-926, https://doi.org/10.1016/s0140-6736(25)00197-7.

3.     Bachert, C, et al. "Burden of disease in chronic rhinosinusitis with nasal polyps." Journal of Asthma and Allergy, Volume 14, Feb. 2021, pp. 127-134, https://doi.org/10.2147/jaa.s290424.

4.     Seys, S, et al. "Real-life assessment of chronic rhinosinusitis patients using mobile technology: The mysinusitiscoach project by Euforea." Allergy, vol. 75, no. 11, 19 June 2020, pp. 2867-2878, https://doi.org/10.1111/all.14408.

5.     Bernstein, J. "Use of patient-reported outcome measures and inflammatory biomarkers to differentiate chronic rhinosinusitis with nasal polyp endotypes: Is it feasible?" Annals of Allergy, Asthma & Immunology, vol. 130, no. 4, Apr. 2023, pp. 409-410, https://doi.org/10.1016/j.anai.2023.01.004

6.     "Exdensur (Depemokimab) Approved by US FDA for the Treatment of Severe Asthma." GSK, 16 Dec. 2025, www.gsk.com/en-gb/media/press-releases/exdensur-depemokimab-approved-by-us-fda-for-the-treatment-of-severe-asthma/

7.     "Exdensur (depemokimab) approved in Japan for severe asthma and chronic rhinosinusitis with nasal polyps." GSK, 6 Jan. 2026, https://www.gsk.com/en-gb/media/press-releases/exdensur-depemokimab-approved-in-japan/

8.     "Exdensur (Depemokimab) Approved by the European Commission for Severe Asthma with Type 2 Inflammation and Chronic Rhinosinusitis with Nasal Polyps." GSK, 17 Feb. 2026, www.gsk.com/en-gb/media/press-releases/exdensur-depemokimab-approved-by-the-european-commission/.

9.     "Exdensur (Depemokimab) Approved in the UK for Treatment of Asthma with Type 2 Inflammation and Chronic Rhinosinusitis with Nasal Polyps." GSK, 15 Dec. 2025, www.gsk.com/en-gb/media/press-releases/exdensur-depemokimab-approved-in-the-uk-for-treatment-of-asthma-with-type-2-inflammation-and-chronic-rhinosinusitis-with-nasal-polyps/

10.    Bachert, C, et al. "EUFOREA expert board meeting on uncontrolled severe chronic rhinosinusitis with nasal polyps (CRSwNP) and Biologics: Definitions and management." Journal of Allergy and Clinical Immunology, vol. 147, no. 1, Jan. 2021, pp. 29-36, https://doi.org/10.1016/j.jaci.2020.11.013.

11.    Laidlaw, T, et al. "Chronic rhinosinusitis with nasal polyps and asthma." The Journal of Allergy and Clinical Immunology: In Practice, vol. 9, no. 3, Mar. 2021, pp. 1133-1141, https://doi.org/10.1016/j.jaip.2020.09.063.

12.    De Corso, E, et al. "How to manage recurrences after surgery in CRSWNP patients in the biologic era: A narrative review." Acta Otorhinolaryngologica Italica, vol. 43, no. 2 (Suppl. 1), Apr. 2023, https://doi.org/10.14639/0392-100x-suppl.1-43-2023-01

13.    Chen, S, et al. "Systematic literature review of the epidemiology and clinical burden of chronic rhinosinusitis with nasal polyposis." Current Medical Research and Opinion, vol. 36, no. 11, 25 Sept. 2020, pp. 1897-1911, https://doi.org/10.1080/03007995.2020.1815682.

14.    Han, J, et al. Efficacy and Safety of Twice-Yearly Depemokimab in Patients With Chronic Rhinosinusitis With Nasal Polyps (CRSwNP): The Phase III Randomized, Double-Blind, Placebo-Controlled Replicate ANCHOR-1/2 Trials. Journal of Allergy and Clinical Immunology, Volume 155, Issue 2, AB443. www.jacionline.org.

15.    "Efficacy and Safety of Depemokimab Compared With Mepolizumab in Adults With Relapsing or Refractory Eosinophilic Granulomatosis With Polyangiitis (EGPA) (OCEAN)." Clinicaltrials.Gov, GlaxoSmithKline, www.clinicaltrials.gov/study/NCT05263934. Accessed 23 Jan 2026.

16.    "Depemokimab in Participants With Hypereosinophilic Syndrome, Efficacy, and Safety Trial (DESTINY)." Clinicaltrials.Gov, GlaxoSmithKline, www.clinicaltrials.gov/study/NCT05334368. Accessed 23 Jan 2026.

17.    "Depemokimab as an Extended treatmeNt Duration Biologic in Adults With Chronic Obstructive Pulmonary Disease (COPD) and Type 2 Inflammation (ENDURA -1) (ENDURA -1)." ClinicalTrials.Gov, GlaxoSmithKline, www.clinicaltrials.gov/study/NCT06959095. Accessed 23 Jan 2026.

18.    "Depemokimab as an Extended treatmeNt Duration Biologic in Adults With Chronic Obstructive Pulmonary Disease (COPD) and Type 2 Inflammation (ENDURA-2) (ENDURA-2)." Clinicaltrials.Gov, www.clinicaltrials.gov/study/NCT06961214. Accessed 23 Jan 2026.

19.    "eValuating the Efficacy and Safety of InitiatinG depemokImab earLy therApy iN Chronic Obstructive Pulmonary Disorder (COPD) With Type 2 Inflammation (VIGILANT)." Clinicaltrials.Gov, www.clinicaltrials.gov/study/NCT07177339. Accessed 23 Jan 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: April 08, 2026

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc